Arthur Andersen L.L.P
100 Peabody Place, Suite 1100
Memphis, TN 38103-3625

Dear Sirs:

As of and for the year ended December 31, 2000, First Horizon Home Loan Corporation and its wholly-owned subsidiary, First Tennessee Mortgage Services, Inc. (the "Company") has complied in all material respects, except for the matters disclosed in Exhibit I, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $70,000,000 and an errors and omissions policy in the amount of $50,000,000.



                                        ----------------------------
                                        Peter F. Makowiecki
                                        Chief Financial Officer

                                        February 16, 2001







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                                                                       EXHIBIT I
                                                                       ---------


Matter #1:

The Company is required to maintain a loan servicing file for each of the loans it services. During an inventory of files in prior years, the Company noted several missing files.

Management Corrective Action:

The Company maintains original collateral documentation files with the document custodians. For the existing portfolio, internal loan servicing files will be recreated and imaged as necessary. Previously, the Company implemented front-end imaging technology which has, and will continue to, substantially reduce the loss of internal documents in the future.

Matter #2:

The Company is required to perform reconciliations on a monthly basis for all custodial accounts and related bank clearing accounts. Seven of 24 reconciliations tested had reconciling items greater than 90 calendar days of their original identification.

Management Corrective Action:

The Company has established a policy ensuring all reconcilements have appropriate documentation. Also, the Company has a system of management reporting that emphasizes accounts with outstanding reconciling items and the specific age of those items. These reports are submitted to management on a monthly basis. Of the seven reconcilements, six are clearing accounts for which procedures have been established to monitor check clearing activity by payees who have not cashed their checks. For escrow clearing accounts, the Company monitors checks not cashed and follows state escheat procedures. For investor clearing accounts, the Company monitors investor guidelines for certificate holders who do not cash their checks.